UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 001-39636

LEFTERIS ACQUISITION CORP.
(Exact name of registrant as specified in its charter)

292 Newbury Street, Suite 293
Boston, MA 02115
(617) 510-1991
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-third of one redeemable warrant
Class A common stock included as part of the units
Redeemable warrants included as part of the units, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: Four.

Pursuant to the requirements of the Securities Exchange Act of 1934, Lefteris Acquisition Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

LEFTERIS ACQUISITION CORP.

Date: November 3, 2022
	By:	/s/ Jon Isaacson
	Name:	Jon Isaacson
	Title:	Chief Executive Officer, Chief Financial Officer and Chief Corporate Development Officer